As filed with the Securities and                     Registration No. 333-41507
Exchange Commission on August 30, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      ------------------------------------
                       VETERINARY CENTERS OF AMERICA, INC.
             (Exact Name of Registrant as Specified in Its Charter)

      DELAWARE                                                95-4097995
(State or Other Jurisdiction of                            (I.R.S. Employer
 Incorporation or Organization)                          Identification Number)

                          12401 WEST OLYMPIC BOULEVARD
                       LOS ANGELES, CALIFORNIA 90064-1022
                                 (310) 584-6500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          ----------------------------

                                  TOMAS FULLER
                       VETERINARY CENTERS OF AMERICA, INC.
                          12401 WEST OLYMPIC BOULEVARD
                       LOS ANGELES, CALIFORNIA 90064-1022
                                 (310) 584-6500
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                          COPIES OF CORRESPONDENCE TO:

                         C.N. FRANKLIN REDDICK III, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3000

                          ----------------------------

                  Approximate date of commencement of proposed
                sale to the public: As soon as practicable after
                 this registration statement becomes effective.
                          -----------------------------

         If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
====================================================================================================
                                          Proposed Maximum     Proposed Maximum
Title Of Shares           Amount To Be     Aggregate Price         Aggregate           Amount Of
To Be Registered           Registered        Per Unit(1)       Offering Price(1)    Registration Fee
----------------------------------------------------------------------------------------------------
Common Stock, $.001          116,719          $12.375             $2,383,178          $704.00(3)
par value per share
(including preferred
stock purchase
rights)(2)
=====================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of registrant's common stock reported on the Nasdaq Stock Market's National Market on December 2, 1997.
(2) Preferred stock purchase rights are attached to and trade with the shares of our common stock.
(3) Paid on December 4, 1997, based on the registration of 192,580 shares of our common stock.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   Subject to Completion, dated August 30, 2000

                                   PROSPECTUS

                       VETERINARY CENTERS OF AMERICA, INC.
                         116,719 SHARES OF COMMON STOCK
                          (par value $0.001 per share)
                        --------------------------------


         This prospectus relates to the sale of an aggregate of 116,719 shares (the "Shares") of our common stock, par value $.001 per share (together with preferred stock purchase rights associated therewith, the "Common Stock") offered for the account of certain of our stockholders (the "Selling Stockholders"). The Common Stock offered by the Selling Stockholders are shares of Common Stock underlying certain options, warrants and other rights to purchase shares of Common Stock assumed by our company pursuant to the terms of an agreement and plan of reorganization between us, PRI Merger Company and Pets' Rx, Inc. See "Selling Stockholders and Plan of Distribution." Certain of the Selling Stockholders are employees or affiliates of our company. See "Selling Stockholders and Plan of Distribution." The Selling Stockholders may from time to time sell all or a portion of the Common Stock which may be offered by them under this prospectus in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of sale. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may pay customary brokerage fees, commissions and expenses. Our company will pay all other expenses of the offering. The Selling Stockholders and the brokers executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by these brokers may be deemed underwriting commissions under the Securities Act.

         Our company will not receive any proceeds from the sale of the Common Stock offered by the Selling stockholders hereby.

         The Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "VCAI." On August 28, 2000, the closing price of the Common Stock on the National Market was $14.50.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETED AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SEC. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

                             -----------------------

         Our executive offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064-1022, and our telephone number is (310) 584-6500.

                 The date of this prospectus is August __, 2000.

                          SUMMARY BUSINESS INFORMATION

ABOUT OUR COMPANY.

     Our company was founded in 1986, and we are a leading animal health care company. We have established a premier position in two core businesses, animal hospitals and veterinary diagnostic laboratories. In addition, we own a partnership interest in a joint venture, Vet's Choice, with Heinz Pet Products, which joint venture markets and distributes premium pet foods. We operate the largest network of free-standing, full-service animal hospitals in the country and the largest network of veterinary-exclusive laboratories in the nation.

     Our animal hospitals offer a full range of medical and surgical services for companion animals, including dogs, cats, birds and other household pets. In addition to treating disease and injury, our animal hospitals emphasize pet wellness and offer programs to encourage routine vaccinations, health examinations, spaying and neutering and dental care. Our veterinary laboratories offer a full range of diagnostic and reference tests. Laboratory tests are used by veterinarians to diagnose, monitor and treat diseases through the detection of substances in blood, urine or tissue samples and other specimens. We do not conduct experiments on animals and are not engaged in animal research.

     Our goal is to strengthen our position as a leading animal health care company serving the animal hospital and veterinary diagnostic laboratory markets. We intend to achieve this goal by continuing to:

     o expand our animal hospitals and laboratories businesses through internal growth and acquisitions;

     o achieve cost savings by consolidating operations and realizing economies of scale in marketing, purchasing and administrative support functions, and by implementing our standard management programs;

     o establish brand identification with our company's name through signage, marketing and association with our pet healthcare publication, VCA Family Pet;

     o take advantage of our unique opportunity to deliver our products and services through multiple channels to our customers, primarily veterinarians and pet owners; and

     o capitalize on our leadership position within the animal health care industry to expand into other products and services for veterinarians and pet owners.

     Since 1986, we have expanded rapidly from a single animal hospital in Los Angeles to a nationwide network of 197 animal hospitals in 29 states at June 30, 2000. As a result of these acquisitions and their successful integration into our operations, we have gained a leadership position in the animal hospital industry, which has allowed us to expand into the veterinary diagnostics laboratory business. Since March 1994, we have acquired the businesses of 18 veterinary diagnostic laboratories, which have been consolidated into 13 facilities as of June 30, 2000, making us the nation's largest network of veterinary-exclusive diagnostic laboratories serving over 13,000 animal hospitals located in all 50 states. We plan to continue our aggressive hospital acquisition program. We will also consider acquiring multiple hospital organizations and veterinary diagnostic laboratories, as opportunities arise.

THE MERGER.

     On August 11, 2000, we entered into an Amended and Restated Agreement and Plan of Merger with Vicar Recap, Inc., a Delaware corporation and wholly owned by Green Equity , along with certain other investors, L.P., and Vicar Operating Company, Inc., a Delaware corporation and wholly owned subsidiary of our company. According to the terms of the merger agreement, we will be merged with and into Vicar Recap, with our company as the surviving corporation. As a result of the merger, Green Equity Investors III, along with certain other investors, and a group of our directors, officers and employees will own, in the aggregate, approximately 94.25%, on a fully diluted basis, of our common stock. In the merger, each outstanding share of our common stock, par value $0.001 per share, (other than shares held by a group of our directors, officers and employees that will be retained as shares of the surviving corporation, shares held by dissenting stockholders, Vicar Recap, Green Equity Investors III and shares held in our treasury) will be converted into the right to receive a cash payment of $15.00, without interest.

     Since certain members of management of our company have a direct financial interest in the merger, the Board of Directors established a special committee, comprised of members with no financial interest in the merger, to assess the merger. The special committee retained two financial advisors, Jefferies & Company, Inc. and Houlihan Lokey Howard & Zukin Capital, to assess the fairness of the merger. Both financial advisors found the $15.00 per share price to be fair, from a financial point of view, to our public stockholders. Relying on the special committee's unanimous approval of the merger agreement and related transactions, the Board of Directors approved the merger agreement and related transactions.

     Completion of the merger is subject to various conditions, including approval of the merger by our stockholders, securing the financing necessary in connection with the consummation of the merger and obtaining all necessary permits and approvals. In addition, the completion of the merger is subject to the execution of certain agreements including a management services agreement, a stockholders' agreement and various employment agreements.

     The merger agreement provides that under certain conditions, we may terminate the merger agreement and accept a proposal determined by the Board of Directors to be superior, from a financial point of view, to our stockholders (other then to the management stockholders), subject to the payment of a termination fee to Vicar Recap of $10 million. The merger agreement further provides that in the event we are not required to pay the $10 million termination fee and the merger is terminated because we breached a covenant or representation or warranty contained in the merger agreement or are unable to obtain stockholder approval of the merger agreement and related transactions, we may be required to pay Vicar Recap fees and expenses, up to $1 million, incurred in connection with the merger. Either party may terminate the merger agreement if the merger is not consummated on or before September 30, 2000, subject to certain conditions.

     On May 30, 2000, we filed with the Commission a preliminary Proxy Statement on Schedule 14A pursuant to Rule 14a-1 of the Exchange Act, with respect to the scheduling of a special meeting of our stockholders to vote on the approval and adoption of the merger agreement and related transactions. Concurrently with such filing, we also filed with the Commission a Schedule 13E-3 Transaction Statement pursuant to Rule 13e-3 of the Exchange Act with respect to the merger and related transactions. We subsequently filed an amendment and definitive filing on August 2, 2000 and August 14, 2000, respectively, to the preliminary Proxy Statement on Schedule 14A and the Schedule 13E-3 Transaction Statement. In addition, our company and Green Equity Investors III, L.P. filed on June 23, 2000 with the Antitrust Division of the Department of Justice and the Federal Trade Commission certain notification and report forms with respect to the merger and related transactions pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, and the rules and regulations promulgated thereunder. Early termination with respect to the merger under the HSR Act was granted on July 10, 2000.

                                  RISK FACTORS

     Readers should consider carefully the following factors, in addition to the other information contained in this prospectus, in evaluating us and our business.

CERTAIN RISKS ASSOCIATED WITH THE MERGER.

     On August 11, 2000, we entered into the merger agreement with Vicar Recap and Vicar Operating, pursuant to which we will be merged with and into Vicar Recap, with our company as the surviving corporation. Upon the consummation of the merger, we will be owned by Green Equity Investors III and by certain current members of management of our company. In the merger, each outstanding share of our common stock (other than shares held by dissenting stockholders, Vicar Recap, Green Equity Investors III and in our treasury) will be converted into the right to receive a cash payment of $15.00, without interest. We retained two financial advisors to assess the fairness of the merger. Both financial advisors found the $15.00 per share price to be fair, from a financial point of view, to our public stockholders.

     Consummation of the merger is subject to various conditions, including approval of the merger by our stockholders, securing the financing necessary to consummate the merger and related transactions, obtaining all necessary permits and approvals and the expiration of the applicable waiting period under the HSR Act. Although Vicar Recap has obtained binding commitments for the required financing, these commitments also contain a variety of conditions. As a result of the various conditions to complete the merger, we cannot assure you that the merger will be consummated.

     It is expected that if the merger is not consummated for any reason, our current management, under the direction of the Board of Directors, will continue to manage our company as an on-going business. Currently, we are not considering any other merger proposals as alternatives to the merger. If, for any reason, the merger is not consummated, we cannot assure you that any other transaction acceptable to us will be offered or that our operations will not be adversely impacted.

     If the merger is consummated, we will be a privately held corporation. The public stockholders will cease to have any ownership interest in, or rights as, stockholders of our company, including the payment of any dividends on our common stock. Further, the public stockholders will not benefit from any increase or bear the risk of any decrease in the value of our company.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH.

     Since January 1, 1996, we have experienced rapid growth and expansion. In 1996, we acquired The Pet Practice, Inc., Pets' Rx, Inc., as well as 22 individual animal hospitals and six veterinary diagnostic laboratories. In 1997, we acquired 15 animal hospitals and three veterinary diagnostic laboratories. In 1998, we acquired 11 animal hospitals and one veterinary diagnostic laboratory. In 1999, we acquired 39 animal hospitals and two veterinary diagnostic laboratories. As a result of these acquisitions, our revenues grew from $181.4 million in 1996 to $320.6 million in 1999. In 2000, through August 8, 2000, we acquired 11 animal hospitals, of which three were merged upon acquisition into existing facilities of ours, and one veterinary diagnostic laboratory, which was also merged upon acquisition into an existing facility.

     We have experienced, and will continue to experience, a strain on our administrative and operating resources. Our growth has also increased the demands on our information systems and controls. We cannot guarantee that we will be able to identify, consummate and integrate acquired companies without substantial delays, costs or other problems. Once integrated, these acquired companies may not be profitable. In addition, acquisitions involve several other risks including:

     o    adverse short-term effects on our reported operating results;

     o impairments of goodwill and other intangible assets; o the diversion of management's attention;

     o    the dependence on retention, hiring and training of key personnel;

     o    the amortization of intangible assets; and

     o    risks associated with unanticipated problems or legal liabilities.

     Our failure to manage our growth effectively will have a material adverse effect on our results of operations and our ability to execute our business strategy.

DEPENDENCE ON ACQUISITIONS FOR GROWTH--IF WE DO NOT ACHIEVE OUR ACQUISITION PROGRAM STRATEGY OUR GROWTH WILL BE DIMINISHED.

     We plan to grow primarily by acquisitions of established animal hospitals. Our acquisition strategy involves a number of factors which are difficult to control including:

     o    the identification of potential acquisition candidates;

     o    the willingness of the owners to sell on reasonable terms;

     o    the satisfactory completion of negotiations; and

     o    minimal disruption to our existing operations.

     Also, our acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal and regulatory compliance. Any adverse regulatory decision may negatively affect our operations by assessing fines or penalties or requiring us to divest one or more of our operations.

     Our acquisition strategy may cause us to divert our time from operating matters, which may cause the loss of business and personnel. There are also possible adverse effects on earnings resulting from the possible loss of acquired customer bases, amortization of goodwill created in purchase transactions, and the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business. If we have sufficient capital, our acquisition strategy involves the acquisition of at least 15 to 25 facilities per year. We currently do not have commitments to effect any material acquisitions but may enter into agreements to do so in the future. We intend to fund additional animal hospital and veterinary diagnostic laboratory acquisitions with a combination of cash, assumption of liabilities, issuance of promissory notes and shares of our common stock. Our growth is dependent upon our ability to timely identify, acquire, integrate and manage profitability of acquired businesses. If we cannot do this, our business and growth may be harmed.

SUBSTANTIAL LEVERAGE--OUR SIGNIFICANT AMOUNT OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     We have a significant amount of indebtedness. We incurred our debt primarily in connection with the acquisition of our animal hospitals and veterinary diagnostic laboratories and through the sale of the $84,385,000 of 5.25% convertible debentures in April 1996. In certain instances, the debt we incur in connection with the acquisition of animal hospitals is secured by the assets of the acquired hospital. At June 30, 2000, we have consolidated long-term obligations (including current portion) of $156.5 million and our ratio of long-term debt (including current portion) to total stockholders' equity was 0.6 to 1.0. We will require substantial capital to finance our anticipated growth, so we expect to incur additional debt in the future.

WE HAVE RISKS ASSOCIATED WITH OUR INTANGIBLE ASSETS.

     A substantial portion of our assets consists of intangible assets, including goodwill and covenants not to compete, relating to the acquisition of animal hospitals and veterinary diagnostic laboratories. At June 30, 2000, our balance sheet reflected $304.8 million of intangible assets of these types, which is a substantial portion of our total assets of $446.9 million at that date. We expect that the aggregate amount of goodwill and other intangible assets on our balance sheet will increase as a result of future acquisitions. An increase may have an adverse impact on earnings because goodwill and other intangible assets will be amortized against earnings. If our company is sold or liquidated, we cannot assure you that the value of these intangible assets will be realized.

     We continually evaluate whether events and circumstances have occurred that suggest that we may not be able to recover the remaining balance of our intangible assets or that the estimated useful lives of our intangible assets has changed. If we determine that certain intangible assets have been impaired, we will reduce the carrying value of those intangible assets, which could have a material adverse effect on our results of operations during the period in which we recognize the impairment. Also, if we determine that the estimated useful life of certain intangible assets has decreased, we will accelerate depreciation or amortization of that asset, which could have a material adverse effect on our results of operations. We recognized a write-down of goodwill and related assets in the amount of $9.5 million as part of our restructuring plan adopted during the third and fourth quarters of 1996. We may have further write-downs in future periods.

FLUCTUATIONS IN QUARTERLY RESULTS--OUR OPERATING RESULTS VARY SIGNIFICANTLY FROM QUARTER TO QUARTER WHICH COULD IMPACT OUR STOCK PRICE.

     Our operating results may fluctuate significantly in the future. We believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance. Historically, we have experienced higher sales in the second and third quarters than in the first and fourth quarters. The demand for our veterinary services is higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. Also, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours, as well as general economic conditions. A substantial portion of our costs are fixed and do not vary with the level of demand for our services. Therefore, net income for the second and third quarters at individual animal hospitals and veterinary diagnostic laboratories generally is higher than in the first and fourth quarters.

OUR SUCCESS DEPENDS ON KEY MEMBERS OF MANAGEMENT.

     Our success will continue to depend on our executive officers and other key management personnel, particularly our Chief Executive Officer, Robert L. Antin. Our company has employment contracts with Mr. Robert Antin, Mr. Arthur Antin, Chief Operating Officer, and Mr. Neil Tauber, Senior Vice President. Each of these agreements terminates in January 2002. We have no other employment contracts with our officers. None of our officers is a party to non-competition covenants which extend beyond the term of their employment with us. We do not maintain any key man life insurance coverage on the lives of our senior management. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We cannot assure you that we will be able to retain our executive officers and key personnel or attract additional qualified members to management in the future. Also, the success of certain of our acquisitions may depend on our ability to retain selling veterinarians of the acquired companies. If we lose the services of any key manager or selling veterinarian, our business may be materially adversely affected.

COMPETITION.

     The animal health care industry is highly competitive. We believe that the primary competitive factors in connection with animal hospitals include:

     o    convenient location;

     o    recommendation of friends;

     o    reasonable fees;

     o    quality of care; and

     o    convenient hours.

     Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional multi-clinic practices. Also, regional pet care companies and certain national companies, including operators of super-stores, are developing multi-regional networks of animal hospitals in markets in which we operate. We believe that the primary competitive factors in connection with veterinary diagnostic laboratories include:

     o    quality;

     o    price; and

     o    time required to report results.

     There are many clinical laboratory companies which provide a broad range of laboratory testing services in the same markets we service. Also, several national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

LITIGATION RELATING TO THE MERGER.

     We are aware of six complaints that have been filed relating to the merger. Our company and members of the Board of Directors have been named as defendants in class action lawsuits filed in the Delaware Court of Chancery and the California Superior Court.

     While the allegations contained in each complaint are not identical, the complaints generally assert that the $15.00 per share price to be paid to our public stockholders is inadequate and does not represent the value of the assets and future prospects of our company. The complaints also generally allege that the defendants engaged in self-dealing without regard to conflicts of interest and that the defendants breached their fiduciary duties in approving the merger agreement.

     The complaints seek certification of a class of all our stockholders whose stock will be acquired in connection with the merger and seek injunctive relief that would, if granted, prevent the completion of the merger. The complaints also seek unspecified damages, attorneys' fees and other relief. We believe that the allegations contained in the complaints are without merit and intend to contest the actions vigorously. The individual defendants have advised us that they also believe that the allegations in the complaints are without merit and that they intend to contest the actions vigorously.

     We cannot assure you that we will successfully defend the allegations included in the complaints or that a motion to enjoin the transactions contemplated by the merger agreement will not be made, and if made, that it would not be granted. The inability of our company to resolve the claims that are the basis for the lawsuits or to prevail in any related litigation could result in our company being required to pay substantial monetary damages for which our company may not be adequately insured, which could have a material adverse effect on our company's business, financial position and results of operations. Regardless of whether the merger is consummated or the outcome of the lawsuits, our company may incur significant related expenses and costs that could have an adverse effect on our company's business and operations. Furthermore, the cases could involve a substantial diversion of the time of some members of management. Accordingly, we are unable to estimate the impact of any potential liabilities associated with the complaints.

OUR BUSINESS IS SUBJECT TO GOVERNMENT REGULATION.

     The laws of many states prohibit veterinarians from splitting fees with non-veterinarians and prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the state or local courts and by regulatory authorities with broad discretion. While we seek to comply with these laws in each state in which we operate, we cannot assure you that, given varying and uncertain interpretations of these laws, we are in compliance with these restrictions in all states. A determination that we violate any applicable restriction on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on our operations if we are unable to restructure our operations to comply with the requirements of those states.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS.

     Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock. Our Board is also authorized to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of any preferred stock may adversely affect the rights of holders of our common stock. Our ability to issue preferred stock gives us flexibility concerning possible acquisitions and financings, but it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any preferred stock to be issued may have other rights, including economic rights, senior to our common stock which could have a material adverse effect on the market value of our common stock. However, pursuant to the terms of the merger agreement the Board waived its right to issue preferred stock, except in connection with certain acquisitions made in the ordinary course of our business. As a result, in the event the merger agreement is approved by our stockholders the Board will only have a limited right to issue preferred stock subject to the terms of the merger agreement.

     We are subject to Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless some conditions are met. In addition, provisions of our Certificate of Incorporation and By-laws could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. Also, H.J. Heinz Company has an option to purchase our interest in the Vet's Choice joint venture if there is a change in control (as defined in that agreement), which may have the same effect. As a result, stockholders may not have the opportunity to sell their shares at a substantial premium over the market price of the shares.

     In addition, we have adopted a stockholder rights plan, under which we distributed a dividend of one right for each outstanding share of our common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts.

SHARES ELIGIBLE fOR FUTURE SALE MAY IMPACT OUR STOCK PRICE.

     Future sales by existing stockholders could adversely affect the prevailing market price of our common stock. As of August 9, 2000, we had 21,321,124 shares of common stock outstanding, most of which are either freely tradable in the public market without restriction or tradable in accordance with Rule 144 under the Securities Act of 1933, as amended. In addition, there were 654,011 shares held in treasury. As of August 9, 2000, there are also 3,734,482 shares of common stock issuable upon exercise of outstanding stock options; and 2,456,623 shares issuable upon conversion of convertible debentures.

VOLATILITY OF STOCK PRICE.

     Historically, our stock price has been volatile. Factors that may have significant impact on the market price of our stock include:

     o    variations in quarterly operating results;

     o    litigation involving us;

     o    announcements by us or our competitors; and

     o    general conditions in the animal health care industry.

     The stock market in recent years has fluctuated in price and volume significantly. These fluctuations have been unrelated or disproportionate to the operating performance of publicly traded companies. Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the securities offered by the Selling Stockholders hereunder.

                              SELLING STOCKHOLDERS

     The Shares consist of shares of Common Stock underlying convertible securities assumed by us pursuant to the agreement and plan of reorganization referenced on the cover of this prospectus. The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholders as of December 31, 1999 and as adjusted to reflect the sale of 116,719 shares of Common Stock by the Selling Stockholders. Prior to June 19, 1996, the Selling Stockholders had never held any position or office with or been employed by us or any of our affiliates. Since June 19, 1996, certain Selling Stockholders (as indicated in the following table) have been full-time employees of our company. The Selling Stockholders have the sole voting and investment power with respect to the shares owned, subject to applicable community property laws.

                                     Common Stock
                                     Owned Prior to                         Common Stock Owned
                                     the Offering(1)                     After the Offering(1) (2)
                                     ---------------      Number of      -------------------------
                                                         Shares to be
                                        Number of        sold in the      Number of      Percent of
Name of Selling Stockholder              Shares            Offering        Shares          Class
---------------------------          ---------------     ------------     ---------      ----------
Richard Watson(3)                         20,423            20,423            0               *
6992 Burnside Drive
San Jose, CA 95120

John Hunter                                1,385             1,385            0               *
100 Kennedy Avenue, #8
San Antonio, TX 78209

Mega Life & Health Insurance Co.           1,519             1,519            0               *
c/o Pat McLaughlin
Emerald Capital
100 Chetwind Drive
Suite 202
Rosemont, PA 19010

William D. Benjes                            898               898            0               *
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA 02109

Midwest Nat'l Life Insurance Co.             323               323            0               *
c/o Pat McLaughlin
Emerald Capital
100 Chetwind Drive, Suite 202
Rosemont, PA 19010


                                     Page 9


Everest Capital Fund LP                      449               449            0               *
c/o Marko Dimitrijevic
20 Parliament Street
Corner House
Box HM2458
Hamilton, Bermuda HMJX

Robert B. & Carolee Luthi                  8,297             8,297            0               *
7182 Brooktree Lane
San Jose, CA 95120

George Couponas                            9,087             9,087            0               *
33 Singletree Road
Chestnut Hill, MA 02167

William T. and Diane S. Murphy                90                90            0               *
41 Great Hill Farms Road
Bedford, NY 10506

Gateway Advisors/Cross Capital             5,726             5,726            0               *
Profit Sharing Plan
c/o Robert M. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030

Marko Dimitrijevic                           187               187            0               *
20 Parliament Street
Corner House
Box HM2458
Hamilton, Bermuda HMJX

Joseph A. Pellegrini                          13                13            0               *
Robertson Stephens & Company
555 California Street
San Francisco, CA 94104

Carl Renda                                 2,079             2,079            0               *
320 Central Park West, #2A
New York, NY 10025

Delaware Charter/Cust. For                    97                97            0               *
Mildred Hanstein IRA
1484 Dry Creek Road
San Jose, CA 95118


                                    Page 10


Maxine E. Wallace                             39                39            0               *
3394 Beacon Lane
San Jose, CA 95125

Laurence & Dorthea Berger                  1,668             1,668            0               *
333 West End Avenue, #15B
New York, NY 10023

Charles B. Runnels                            30                30            0               *
556 Catalonia Avenue
Pacific Palisades, CA 90272

Arthur & Leta Amon                            65                65            0               *
104 Dana Highland Ct.
Danville, CA 94506

Kenneth and Julie Moelis                      65                65            0               *
TTEE Moelis Family Trust
624 N. Alpine Drive
Beverly Hills, CA 90210

Anna Ruth Frost Trust U/A                     65                65            0               *
4/18/85 FBO Frost Family Trust B
2365 N. Iris Lane
Esconchida, CA 92026

Joseph & Janice Gali                          31                31            0               *
57 Alpine Avenue
Los Gatos, CA 95032

Valley Christian Schools                      28                28            0               *
1570 Branham Lane
San Jose, CA 95118

William Stinson                               28                28            0               *
915 Dry Creek Drive
Campbell, CA 95008

William and Judith Benak                      25                25            0               *
3 Biltmore Lane
Menlo Park, CA 94025

M. Roger Leach TTEE                           17                17            0               *
Roger Leach Living Trust
38254 S. Samaniego Drive
Tucson, AZ 85739


                                    Page 11


Everest Capital International LTD             13                13            0               *
c/o Marko Dimitrijevic
20 Parliament Street
Corner House
Box HM2458
Hamilton, Bermuda HMJX

Barry Watson                               9,479             9,479            0               *
1032 Kensington
Roseville, CA 95661

Richard Groberg (3)                        9,048             9,048            0               *
15 Helaine Court
Orangeburg, NY 10962

Barry Matthews                             7,540             7,540            0               *
6003 Afton Court
San Jose, CA 95123

Scott Anderson                             2,585             2,585            0               *
5618 Yerba Buena Road
Santa Rosa, CA 95400

Mary Sullivan                                172               172            0               *
17535 Bear Creek Road
Boulder Creek, CA 95006

Patty Gatto                                  172               172            0               *
738 N. 18th Street
San Jose, CA 95712

Barbara Mollusky                             129               129            0               *
737 N. 18th Street
San Jose, CA 95112

Susan Giles                                   86                86            0               *
1483 Pompey Drive
San Jose, CA 95128

Gateway Trust FBO Designers                3,949             3,949            0               *
c/o Robert M. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030


                                    Page 12


John Dunning                               3,590             3,590            0               *
Zycon
435 El Camino Real
Santa Clara, CA 95050

Rondalyn Hagar Trust                       1,858             1,858            0               *
149 Lake Lane
Fountain Home, AR 72653

Harry F. and Mary E. Blanchard,            8,617             8,617            0               *
TTEE
22780 East Cliff Drive
Santa Cruz, CA 95062

Vets & Pets                                5,170             5,170            0               *
c/o Roark Freeman
41381 Vargas Road
Fremont, CA 94539

Thomas D. and Kay L. Hossner               1,605             1,605            0               *
14200 Edgehill Lane
Auburn, CA 95603

Nellis Animal Hospital,                      862               862            0               *
David E. Moser, D.V.M., Ltd.
1540 Pony Ranch Circle
Henderson, NV 89014

J. David Reed                              1,723             1,723            0               *
20120 Mendelson
Saratoga, CA 95070

John Wallace                               7,487             7,487            0               *
5590 West Spring Mountain Road
Las Vegas, NV 89102
-------------------------

* Less than one percent.

(1) Assumes that the Selling Stockholder did not purchase or sell any shares of our common stock following the receipt of such shares offered under this prospectus.
(2)  Assumes that all of the shares will be sold in the offering.
(3)  Identifies full-time employee of our company.

                              PLAN OF DISTRIBUTION

     We are registering the shares covered by this prospectus on behalf of the Selling Stockholders. We have agreed to pay all registration expenses incurred in connection with registering the Shares covered by this prospectus.

     The Shares may be offered and sold by the Selling Stockholders directly to purchasers or through one or more underwriters, brokers, dealers or agents, in one or more types of transactions:

     o    on The Nasdaq National Market;

     o    in negotiated transactions;

     o    through put or call options relating to the shares;

     o    through short sales of shares; or

     o a combination of these methods of sale, at market prices or at negotiated prices.

     The Selling Stockholders may also pledge shares under loans, and upon a default by a Selling Stockholder, the pledged shares might be sold under this prospectus.

     The Selling Stockholders and any broker-dealers that act in connection with the sale of Shares might be considered "underwriters" under the Securities Act. Any commissions received by broker-dealers and any profit on the resale of the Shares sold by them might be considered to be underwriting discounts or commissions under the Securities Act. Because the Selling Stockholders may be considered underwriters under the Securities Act, the Selling Stockholders will be required to deliver a prospectus in connection with the sale of their Shares. The anti-manipulative provisions of Regulation M promulgated under the Securities and Exchange Act of 1934, as amended, may apply to their sales of Shares in the market.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any of these materials at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities Exchange Commission at 1-800-SEC-0330. Our reports, proxy and information statements and other information regarding us, filed with the Securities and Exchange Commission, are also available on the Securities and Exchange Commission's Internet site at "http://www.sec.gov." You can also inspect such materials at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents:

     o    Annual Report on Form 10-K for the year ended December 31, 1999;
     o Annual Report on Form 10-K/A Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1999;
     o Annual Report on Form 10-K/A Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1998;
     o Annual Report on Form 10-K/A Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 1999;

     o Annual Report on Form 10-K/A Amendment No. 3 to the Annual Report on Form 10-K for the year ended December 31, 1999;
     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
     o Quarterly Report on Form 10-Q/A Amendment No. 1 for the quarter ended March 31, 2000;
     o    Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
     o    Current Report on Form 8-K filed April 4, 2000;
     o    Current Report on Form 8-K filed April 6, 2000;
     o    Current Report on Form 8-K filed April 14, 2000;
     o The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description;
     o The description of our Series B Preferred Stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description; and
     o All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of any or all of the information incorporated by reference by written or oral request, at no cost, by contacting us at the following address or telephone number:

                                 Tomas W. Fuller
                       Veterinary Centers of America, Inc.
                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 584-6500


                                  LEGAL MATTERS

     Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered to us a legal opinion as to the validity of the Common Stock covered by this prospectus.

                                     EXPERTS

     The audited consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

                                                                   Amount
                                                                -----------
Registration Fee Under Securities Act of 1933...............    $   704
NASD Filing Fee.............................................    $    *
Blue Sky Fees and Expenses..................................    $    *
Printing and Engraving Certificates.........................    $    *
Legal Fees and Expenses.....................................    $  2,000
Accounting Fees and Expense.................................    $  5,000
Registrar and Transfer Agent Fees...........................    $    *
Miscellaneous Expenses......................................    $    *
                                                                -----------
           TOTAL............................................    $  7,704
                                                                ===========
-----------------

* Not applicable or none.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Nine of our Certificate of Incorporation and Article Five of our By-laws provide for the indemnification by us of each of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Additionally, Article Nine of our Certificate of Incorporation provides that a director of our company shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that we may indemnify an officer or director who is made a party to a "proceeding" (including a law suit or derivative action) because of his position, if he acted in good faith in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and may advance expenses incurred in defending any proceeding in certain cases. If the director or officer is successful on the merits or otherwise, he must be indemnified against all expenses actually and reasonably incurred. If the officer or director is adjudged liable, indemnity can be made only by court order.

     We have also entered into an indemnity agreement with our directors which provides for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was one of our a directors, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company. The indemnity agreement also obligates us to advance expenses to a director provided that he or she is not entitled to partial indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

ITEM 16. EXHIBITS.

     See the Exhibit Index of this registration statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 28, 2000.

                                         VETERINARY CENTERS OF AMERICA, INC.

                                         By:  /S/  TOMAS W. FULLER
                                             -------------------------------
                                              Tomas W. Fuller
                                              VICE PRESIDENT,
                                              CHIEF FINANCIAL OFFICER,
                                              AND ASSISTANT SECRETARY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated, on August 28, 2000.

         SIGNATURE                                       TITLE

                                President, Chief Executive Officer and Chairman
             *                  of the Board (Principal Executive Officer) and
----------------------------    Director
      Robert L. Antin

                                Senior Vice President, Chief Operating Officer,
             *                  Secretary and Director
----------------------------
      Arthur J. Antin

             *                  Senior Vice President, Treasurer and Director
----------------------------
        Neil Tauber

                                Vice President, Chief Financial Officer
  /s/ Tomas W. Fuller           and Assistant Secretary (Principal Financial
----------------------------    and Accounting Officer)
      Tomas W. Fuller

             *                  Director
----------------------------
         John Heil

             *                  Director
----------------------------
      John Chickering

             *                  Director
----------------------------
   Dr. Richard Gillespie


*By:    /S/ TOMAS W. FULLER
     -----------------------
         Attorney-in-fact

EXHIBIT INDEX

NO.     ITEM                                                               PAGE
---     ----
 5.1    Opinion of Troop Steuber Pasich Reddick & Tobey, LLP*

23.1    Consent of Arthur Andersen LLP

23.3 Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of Exhibit 5.1)*

24.1    Power of Attorney*

----------------------------
*previously filed